UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

We attach a press release informing of a substitution and an increase of members in the Executive Committee of the BBVA Group.

Madrid, November 6, 2012

11.06.2012

Replacement and expansion at BBVA’s management committee

Ignacio Moliner Robredo and Ricardo Gómez Barredo join BBVA’s Management Committee

•	Ignacio Moliner Robredo is the new head of Communication & Brand at BBVA. He replaces Gregorio Panadero who has decided to step down due to health-related reasons

•	Global Accounting & Information Management, which is led by Ricardo Gómez Barredo, will occupy a seat on the bank’s management committee

•	The BBVA Group’s management committee will now have 15 members

Ignacio Moliner Robredo, 44, has been appointed head of Communication & Brand at BBVA and joins the management committee. He replaces Gregorio Panadero, who had held this position since 2009. Ricardo Gómez Barredo, 48, also joins the management committee after the bank promoted his unit, Global Accounting & Information Management, to its highest management body.

Referring to Mr. Panadero, BBVA chairman Francisco González stressed “the hard work, dedication and immense contribution that Goyo has made to our group.” He also pointed out that Mr. Moliner “faces the challenge of managing communication and brand in a world that is increasingly digital and global.” The chairman described Mr. Gómez Barredo’s membership of the management committee as “another example of BBVA’s growing international and cross-functional nature.” Following the new appointments the management committee will have 15 members.

Ignacio Moliner holds a degree in Economics and earned an MBA from IESE. He started his career at Citibank and joined BBVA in 1994 as head of capital markets at the equities division. Subsequently he held various appointments: Finance & Content Director at Uno-e, Chief Financial Officer of Finanzia, head of Corporate Development, and Chief Executive Officer of Uno-e and the same post at the Group’s consumer finance unit. In 2010 he became head of Global Corporate Communication and was later named deputy of the Communication & Brand department.

In his new position Mr. Moliner will be responsible for corporate communication, brand strategy, global marketing and advertising as well as sponsorship policies and the Group’s corporate social responsibility.

11.06.2012

Ricardo Gómez Barredo holds a degree in Economics and Business Administration from the Autonomous University of Madrid and a master in taxation from the Comillas Pontifical University. He started his career at PricewaterhouseCoopers and his banking experience started in 1994 at Banco Hipotecario. From there on he held different positions in the Group’s legal and tax department. In 2003 he was appointed head of strategic planning & analysis and in March 2011 he took over his current position as head of Global Accounting & Information Management.

From his new seat in the management committee Mr. Gómez Barredo will continue to fulfill various critical functions for BBVA, such as the liaison with regulators and supervisors of the financial sector and the preparation and control of the Group’s financial and management information.

Contact details:

Corporate Communications

Tel. +34 91 537 67 51

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: http://press.bbva.com/

11.06.2012

About BBVA

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid position in Spain, it is the largest financial institution in Mexico and it has leading franchises in South America and the Sunbelt Region of the United States. Its diversified business is biased to high-growth markets and it relies on technology as a key sustainable competitive advantage. BBVA ranks among the leading Euro zone banks in terms of ROE and efficiency. Corporate responsibility is at the core of its business model. BBVA fosters financial education and inclusion, and supports scientific research and culture. It operates with the highest integrity, a long-term vision and applies the best practices. The Group is present in the main sustainability indexes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 7, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer